EXHIBIT 12.1

CommScope, Inc.
Computation of Ratio of Earnings to Fixed Charges and Deficiency in the Coverage of Earnings to Fixed Charges
(in thousands, except ratios)

						Three Months Ended
	Years Ended December 31,					March 31,
	2008	2007	2006	2005	2004	2009	2008

Ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges:

Income (loss) before income taxes, equity in losses of OFS
BrightWave, LLC, net gain on OFS BrightWave, LLC transaction
and gain on OFS BrightWave, LLC receivable	$(236,445)	$299,059	$163,695	$71,087	$(6,308)	$(30,147)	$(13,376)
Add: Fixed charges	161,504	13,907	11,282	12,158	12,530	35,075	42,034
Add: Amortization of capitalized interest	-	-	36	36	36	-	-
Total earnings, as defined	$(74,941)	$312,966	$175,013	$83,281	$6,258	$4,928	$28,658

Fixed charges:
Interest expense	148,860	8,791	8,050	5,954	7,309	30,627	39,579
Amortization of deferred financing fees (a)	9,789	4,268	2,288	2,374	2,291	3,745	1,719
Estimate of interest within rental expense	2,855	848	944	3,830	2,930	703	736
Total fixed charges, as defined	$161,504	$13,907	$11,282	$12,158	$12,530	$35,075	$42,034

Ratio of earnings to fixed charges	-	22.50	15.51	6.85	-	-	-

Deficiency in the coverage of earnings to fixed charges	$(236,445)	-	-	-	$(6,272)	$(30,147)	$(13,376)

(a)
Amortization for the year ended December 31, 2008 includes $2,851 related to the write-off of deferred financing fees as a result of $250 million of principal prepayments on senior secured term loans and $271 related to the write-off of deferred financing fees as a result of the induced conversion of $50.48 million of our 1% convertible senior subordinated debentures to equity.  Amortization for the three months ended March 31, 2009 includes $2,114 related to the write-off of deferred financing fees as a result of $179.8 million of principal prepayments on senior secured term loans.